SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                             (Amendment No. 1)*


                 Under the Securities Exchange Act of 1934

                       ROBOTIC VISION SYSTEMS, INC.
- --------------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  771074 10 1
                     ------------------------------------
                               (CUSIP Number)


       Parker Duryee Rosoff & Haft, 529 Fifth Avenue, New York, NY 10017;
                                 (212) 599-0500
- --------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)


                               June 6, 1995
          ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   / /.

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 771074 10 1                                    Page 2 of 7 Pages
- ---------------------                                    -----------------


    1.  NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 MARIE CIOTI

    2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)   / /
                                                             (b)   / /


    3.  SEC USE ONLY

    4.  SOURCE OF FUNDS*

        PF

    5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)
                                                                   / /

    6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        USA

     Number of Shares             7.    SOLE VOTING POWER
     Beneficially Owned
     by Each Reporting                  1,200,000
     Person With
                                  8.    SHARED VOTING POWER

                                        0

                                  9.    SOLE DISPOSITIVE POWER

                                        1,200,000

                                 10.    SHARED DISPOSITIVE POWER

                                        0

   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,200,000

   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                     / /

   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.9%

   14.  TYPE OF REPORTING PERSON*

        IN
- --------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILING OUT!
        Include both sides of the cover page, responses to Item 1-7
    (including exhibits) of the Schedule, and the signature attestation.

                                                                          2 of 7

CUSIP NO. 771074 10 1                                     Page 3 of 7 Pages





Note: Pursuant to Item 101(a)(2)(ii) of Regulation S-T, this first electronic amendment to a paper format Schedule
          13D restates the entire text of the Schedule 13D.



Item 1.  Security and Issuer
         -------------------

          This Statement relates to the Common Shares, par value $.01 per share (the "Shares"), of Robotic Vision Systems, Inc., 425 Rabro Drive East, Hauppauge, New York 11788 (the "Issuer").


Item 2.  Identity and Background
         -----------------------

          This Statement is filed by the person identified below:

               1.   Marie Cioti

                    Address: 408 Mamaroneck Avenue
                             Scarsdale, New York 10583

                    Principal Business: Homemaker; private
                                        investor

                    Citizenship: USA


          The person identified above has not, during the past 5 years: (a) with the one exception listed below, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining violations of or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws. On December 9, 1988, the undersigned entered a plea of guilty to one count of a violation of 26 USC Sec.7203 (failure to keep required records under the Internal Revenue Code) in the United States District Court for the Southern District of New York, for which she was fined $100,000. In addition, the undersigned received a one year suspended sentence and five years of probation and was required to complete 500 hours of community service.


Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Personal assets.

CUSIP NO. 771074 10 1                                     Page 4 of 7 Pages




Item 4.   Purpose of Transaction
          ----------------------

          The undersigned acquired the Shares which are the subject of this Statement on Schedule 13D for investment purposes.

          The undersigned does not have any present intention which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934, as amended; or (j) any actions similar to any of those enumerated above.

          The undersigned, however, reserves (a) the right to change her plans with respect to any of the foregoing, including (a) the right, depending on circumstances, including general economic circumstances, then existing, to increase, decrease, or dispose of her beneficial ownership of any of the Issuer's equity securities, in the open market, through privately placed transactions, or otherwise and (b) the right to act in concert with any one or more persons with respect to any of the foregoing.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) The following tabular presentation sets forth the number of Shares beneficially owned by the undersigned, as well as the percentage of Shares outstanding held by the undersigned:

CUSIP NO. 771074 10 1                                     Page 5 of 7 Pages





                        As of January 3, 1994              As of June 6, 1995
                      ---------------------------       ------------------------
                                   Approximate                    Approximate
                                   Percentage of                  Percentage
Name of                  Shares    Shares               Shares    of Shares
Beneficial Owner         Owned     Outstanding(1)       Owned     Outstanding(2)
- ----------------         ------    --------------       ------    --------------

Marie Cioti              1,600,000    13.8%             1,200,000      9.9%
408 Mamaroneck Road
Scarsdale, NY 10583



- ---------
(1) Based upon 11,194,307 Shares issued and outstanding as of January 25, 1994, and including 400,000 Shares issuable to the undersigned upon exercise of currently exercisable warrants.
(2) Based upon 11,671,615 Shares issued and outstanding as of March 31, 1995 and including 400,000 Shares issuable to the undersigned upon exercise of currently exercisable warrants.


          (b) The undersigned has exclusive voting and dispositive control over the Shares beneficially owned by the undersigned.

          (c) On January 3, 1994, the undersigned acquired record ownership of the securities to which this Statement on Schedule 13D relates from her daughters, Rosemarie Amicucci and Melanie Alvarez, each of whom had acted as her nominee in connection with the purchase from the Issuer of an aggregate of 1,200,000 Shares, as well as warrants to purchase an additional 400,000 Shares at an exercise price of $1.00 per share ("Warrants"), in equal tranches in January 1992 and July 1992 for an aggregate consideration of $600,000. Nine other persons (collectively, the "Private Placement Investors"), each unaffiliated with the undersigned or with either of Mrs. Amicucci or Mrs. Alvarez, contemporaneously purchased an aggregate of 1,800,000 Shares, as well as an aggregate of 600,000 Warrants, from the Issuer for an aggregate consideration of $2,400,000.
The undersigned disclaims membership in a "group", as such term is defined in Rule 13d-5(b), promulgated under the Securities Exchange Act of 1934, as amended, to the extent the Private Placement Investors may be deemed to be such.

          During the sixty days prior to June 8, 1995, the undersigned sold the following number of Shares on the dates and for the prices indicated in ordinary brokerage transactions:

                           Number
          Date             of Shares           Price Per Share
          ----             ---------           ---------------

     May 23, 1995           15,000                  $10-1/8
     May 24, 1995            5,000                  $10
     May 24, 1995           15,000                  $10-1/8
     June 6, 1995          195,000                  $10

CUSIP NO. 771074 10 1                                     Page 6 of 7 Pages




     June 6, 1995           25,000                  $10-1/8
     June 6, 1995           30,000                  $10-1/4
     June 6, 1995           30,000                  $10-3/8
     June 6, 1995           22,500                  $10-5/8
     June 7, 1995           62,500                  $10-2/5
                           -------
               Total       400,000


          (d) Not applicable.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings & Relationships
          with Respect to the Securities of the Issuer
          -------------------------------------------------------

          The Private Placement Investors, inclusive of the undersigned, have been accorded the right, expiring in 1995, to collectively designate two nominees to the Issuer's Board of Directors.

          Except as set forth in the immediately preceding paragraph, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the undersigned and any other person with respect to the securities of the Issuer.


Item 7.   Material to be filed as Exhibits

          None.

CUSIP NO. 771074 10 1                                     Page 7 of 7 Pages




                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/Marie Cioti
                                    ---------------------------
                                    Marie Cioti


Date:  June 8, 1995